Exhibit (d)(14)
GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER (GMAB)
Any undefined terms used in this Rider have the meaning set forth in the policy to which this Rider is attached. This policy is referred to as the Base Policy in this Rider. This Rider, when paid for, is made a part of the Base Policy, based on the application for the Rider. This Rider places restrictions on the Investment Divisions of the Separate Account (the “Investment Divisions”) in which you can invest during the Rider’s Benefit Period. Please read the Rider carefully for full details.
1.	Benefit Period This rider provides a Benefit (as defined in Section 2 of this Rider) on the Base Policy’s 10th Policy Anniversary (the “First Benefit Period”). You may elect to set another benefit period at the Base Policy’s 10th Policy Anniversary according to the terms of the GMAB Rider offered at that time (the “Second Benefit Period”). See Section 8 for more information.

2.	Benefit At the end of the First Benefit Period, if the total value of the Base Policy’s Accumulation Units in the Separate Account (the “Separate Account Value”) is less than the value of the Guaranteed Minimum Accumulation Benefit Account (the “GMAB Account Value”), the Separate Account Value will be increased to equal the GMAB Account Value. See Section 7 for more information.

3.	GMAB Account The initial value of the Guaranteed Minimum Accumulation Benefit Account (the “GMAB Account”) is equal to the initial premium allocated to the Investment Divisions net of any applicable premium expense charges.

On any Monthly Deduction Day thereafter, the GMAB Account Value will equal (a+b+c-d-e-f) x g where:
(a)	is the GMAB Account Value on the prior Monthly Deduction Day;

(b)	is the total amount of any Planned and Unplanned premiums allocated to the Investment Divisions since the last Monthly Deduction Day net of any applicable premium expense charges;

(c)	is any amount transferred or otherwise added to the Investment Divisions since the last Monthly Deduction Day;

(d)	is the amount of any GMAB Proportional Transfer made since the last Monthly Deduction Day;

(e)	is the portion of the Monthly Deduction Charges under the Base Policy (including the Monthly Rider Charge as defined in Section 5 of this Rider) that is deducted from the Investment Divisions on that Monthly Deduction Day;

(f)	is the amount of any GMAB Proportional Withdrawal taken since the last Monthly Deduction Day; and

(g)	is the GMAB Interest Rate credited.
The GMAB Account Value does not include any cash values that are allocated to the Fixed Account.

A GMAB Proportional Transfer is equal to the amount transferred (or otherwise deducted) from the Investment Divisions to the Fixed Account, divided by the Separate Account Value immediately preceding this transfer, multiplied by the GMAB Account Value on the date of the transfer.

A GMAB Proportional Withdrawal is equal to the sum of the partial surrenders (including associated fees or charges, if any), loans and/or accrued loan interest deducted from the Investment Divisions, divided by the Separate Account Value immediately preceding the surrender and/or loan, multiplied by the GMAB Account Value on the date of the withdrawal made for the partial surrender and/or loan deduction.

4.	GMAB Interest Rate A GMAB Interest Rate is credited on each Monthly Deduction Day to the GMAB Account. This interest is based on a rate(s) of interest that we declare periodically. Such rate(s) will be declared at least once annually and can change, but will never be less than the rate shown on this Rider’s Data Page. Any interest credited in excess of this interest rate will be non-forfeitable, as long as this Rider remains in effect.

5.	Investment Limits At the time of application, in order to elect this Rider, you were required to select a GMAB Flexibility Option Class. The GMAB Flexibility Option Class that you selected is shown on this Rider’s Data Page and you cannot change it during the First Benefit Period.

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER (GMAB)
As noted below, each GMAB Flexibility Option Class places restrictions on the Investment Divisions and/or the Asset Classes to which you can allocate premiums and cash value. You must continue to comply with these investment restrictions throughout any Benefit Period.

A copy of the form specifying the allocation election for the chosen GMAB Flexibility Option Class and any restrictions that apply to such Option Class will be attached to and made a part of the Base Policy.

The following provides additional information on how the investment restrictions under the GMAB Flexibility Option Class may affect the Base Policy.
Automatic Rebalancing — On each Monthly Deduction Day while this Rider is in effect, we will assess your current allocations to the Investment Divisions and automatically rebalance those allocations to conform to the most recent allocation election for your chosen GMAB Flexibility Option Class. We will also assess your current allocations to the Investment Divisions when you have requested a transfer or taken a loan or a partial surrender. Such transfers required for Automatic Rebalancing will not be used to determine the number of transfers allowed under the Base Policy in any policy year.

Changes You Make To Investment Option Allocations — If you take an action under the Base Policy, including without restriction, scheduling a transfer, taking a loan or partial surrender, or making a planned or unplanned premium payment, and these actions are inconsistent with your current allocation election for the chosen GMAB Flexibility Option Class, you must submit a conforming allocation form at the time of that election. If that allocation election would violate for any reason the allocation restrictions required by the GMAB Flexibility Option Class originally chosen, we will notify you of this fact before we process any election. If you choose to make this election after the notification date without change, this Rider will end and will provide no further benefits to you. A Cancellation Fee, as described in Section 15 will also be imposed. Any other election made after the notification must comply with the investment restrictions for the GMAB Flexibility Option Class originally chosen.

Changes We Make To Underlying Funds/Asset Classes — We may discontinue offering an Investment Division because it has been closed, merged with an Investment Division not offered with a GMAB Flexibility Option Class, or has been otherwise restricted by that Investment Division’s investment advisor. We may also make changes to GMAB Flexibility Option Classes by adding or removing Asset Classes, re-classifying Investment Divisions from one Asset Class to another, or adding or removing Investment Divisions offered with a GMAB Flexibility Option Class (or Asset Class offered with such Option Class). These changes can be made at any time and may impact your allocation to the Investment Divisions under this Rider and/or cause these allocations to violate the allocation restrictions required by the GMAB Flexibility Option Class chosen.

Should this occur, we will promptly notify you of these changes and request conforming allocation and/or transfer instructions from you. If we do not receive these allocation and/or transfer instructions within 60 days after that notification date, this Rider will end and provide no further benefits to you. No Cancellation Fee will apply in this instance.

Any transfer made in these cases will not be used to determine the number of transfers allowed under the Base Policy in any policy year.

Asset Allocation Services — If you elect to receive any asset allocation services that are available in connection with the Base Policy, the benefit provided by this Rider will no longer apply.
Fixed Account — Since this Rider provides protection against a decrease in the Separate Account Value due to negative investment performance, you may not get the full benefit of this Rider if you allocate all or most of your policy value to the Fixed Account.

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER (GMAB)
6.	Monthly Rider Charge There is a monthly charge for this Rider, which is deducted on each Monthly Deduction Day during the Benefit Period. This charge is calculated as an annualized percentage of the GMAB Account Value. The percentage used in this calculation is determined by the GMAB Flexibility Option Class that you chose at the time you elected the Rider. Although the percentage used with the respective GMAB Flexibility Option Classes can change, it will never exceed the maximum rate for the GMAB Monthly Charge shown on this Rider’s Data Page. The actual rate used will be set by us, in advance, at least once a year. Any change in the percentage used to calculate the GMAB Monthly Charge for the GMAB Flexibility Option Class chosen will be on a uniform basis for Insureds with the same class, based on future expectations for investment earnings, mortality, persistency, taxes, expenses and rider duration.

The GMAB Monthly Charge will be deducted on a pro-rata basis from each of the Investment Divisions and the Fixed Account. If the GMAB Account Value is zero or less on any Monthly Deduction Day, the monthly charge for this Rider will be waived until the next Monthly Deduction Day on which the GMAB Account Value is greater than zero. (Any monthly charges for this Rider that were waived will not be charged when the GMAB Account Value is greater than zero.) If you terminate this Rider, we will not refund the monthly charge that was deducted on the Monthly Deduction Date prior to that cancellation.

7.	Exercise Of Rider On the 10th Policy Anniversary, if the Separate Account Value is less than the GMAB Account Value, we will automatically exercise the Rider and increase the Separate Account Value to equal the GMAB Account Value. In all other cases, the Rider will not be exercised and no change will be made to the Separate Account Value. At that point, the Rider will end without penalty and the GMAB Account Value will be zero. Once the Rider ends, no further GMAB Monthly Charges will be deducted. You may elect to set a Second Benefit Period at the Base Policy’s 10th Policy Anniversary according to the terms of the GMAB rider offered at that time. (See Section 8 for more information.)

If we automatically exercise this Rider, any increase to the Separate Account Value will be allocated in the same proportion as the current allocations to the Investment Divisions and the Fixed Account.

8.	Anniversary Option We will send you a notice 62 days before the Base Policy’s 10th Policy Anniversary with information about the Anniversary Option that allows you to select a Second Benefit Period, even if this Rider will be automatically exercised. You may exercise the Anniversary Option if we receive your signed notice to elect such option at least 31 days prior to the 10th Policy Anniversary. All allocations will be made to the Investment Divisions, the Fixed Account, and the GMAB Account in accordance with your allocation and GMAB Flexibility Option Class election in effect at that time, unless you elect otherwise.

If you elect the Anniversary Option, you will be sent a new GMAB Rider that is available for issue on that Policy Anniversary and the Effective Date of that new GMAB Rider will be the date of the Base Policy’s 10th Policy Anniversary. The GMAB Monthly Charge and the GMAB Interest Rate will be based on the rates in effect for the new GMAB Rider at that time. In addition, the GMAB Account Value under the new GMAB Rider will be reset to equal the Separate Account Value at that time, including any applicable increase that results due to the Rider being automatically exercised. (See Section 7.) You will also be sent a new Rider Data Page that shows the new GMAB Rider’s Effective Date, the new GMAB Flexibility Option Class, the new GMAB Monthly Charge and the new GMAB Interest Rate applicable to the new GMAB Rider at that time. The new GMAB Rider will then continue for a Second Benefit Period, as available under that new GMAB Rider.

9.	Contestable Period No new Contestable Period will apply to the GMAB Account.

10.	Suicide Exclusion No new suicide exclusion period will apply to the GMAB Account.
11.	Rider Date And Amounts When this Rider is issued, we show the GMAB Rider Effective Date, the GMAB Monthly Charge, and the GMAB Interest Rate on the Rider Data Page. When this Rider is issued at the same time as the Base Policy, the Rider and the Base Policy have the same Issue Date.

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER (GMAB)
12.	Cash Or Loan Value This Rider does not have cash value or loan value. As such, the GMAB Account Value cannot be used to support Monthly Deduction Charges, for purposes of a 1035 Exchange, policy exchange, policy split option (if applicable), loan, loan repayment, surrender, partial surrender, reinstatement, as part of a Life Insurance Benefit payment (other than those that may be paid in connection with Section 7702(a)(2)(B) of the Internal Revenue Code, as amended) or to make a premium payment.

13.	Contract This Rider and any benefits that it provides, are made a part of, and incorporated into, the Base Policy.

Effect Of This Rider On Base Policy The following provides additional information concerning the impact of this Rider on the Base Policy:
Premium Payment Limitations — The Guideline Premium Test (GPT) is the only premium test choice available when this Rider is selected. (This premium test is used to determine whether the Base Policy meets the definition of life insurance under Section 7702 of the Internal Revenue Code, as amended.)

Life Insurance Benefit Options Where The Base Policy Contains An Alternative Cash Surrender Value (ACSV) Benefit — For a Base Policy that contains a reference to an ACSV Benefit under its terms, Life Insurance Benefit Options 1, 2 and 3 are hereby revised to reflect the GMAB Account Value, as follows:

Option 1 — This option provides a Life Insurance Benefit equal to the greater of: (a) the Face Amount of the policy; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) plus the ACSV Benefit that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

Option 2 — This option provides a Life Insurance Benefit equal to the greater of: (a) the sum of the Face Amount of the policy plus the Cash Value; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) plus the ACSV Benefit that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

Option 3 — This option provides a Life Insurance Benefit equal to the greater of: (a) the sum of the Face Amount of the policy plus the Adjusted Total Premium; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) plus the ACSV Benefit that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

Life Insurance Benefit Options For A Base Policy Without An ACSV Benefit — For a Base Policy that does not contain a reference to an ACSV Benefit under its terms, Life Insurance Benefit Options 1, 2 and 3 are hereby revised to reflect the GMAB Account Value, as follows:

Option 1 — This option provides a Life Insurance Benefit equal to the greater of: (a) the Face Amount of the policy; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

Option 2 — This option provides a Life Insurance Benefit equal to the greater of: (a) the sum of the Face Amount of the policy plus the Cash Value; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER (GMAB)
Option 3 — This option provides a Life Insurance Benefit equal to the greater of: (a) the sum of the Face Amount of the policy plus the Adjusted Total Premium; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

Waiver Of Monthly Deduction Charges If monthly deductions for the Base Policy are being waived under the terms of another rider attached to the Base Policy, no charges (including the GMAB Monthly Charge shown on the Rider Data Page) for this GMAB Rider will be payable to us. In addition, we will continue to determine the GMAB Account Value, as detailed in Section 3, except that Monthly Deduction Charges under the Base Policy and any Monthly Rider Charge will not apply during the time that the Base Policy is on waiver.

However, once monthly deductions for the Base Policy are no longer being waived under the terms of that rider, the Monthly Rider Charge will be deducted on the next Monthly Deduction Day and the calculation of the GMAB Account Value detailed in Section 3 will resume.
14.	Conformity With Law This Rider is subject to all laws that apply. We reserve the right to make changes to this Rider or to the Base Policy to ensure that the Base Policy (including this Rider) qualifies as life insurance under federal tax law. You should consult with your personal tax advisor regarding the tax consequences of adding this Rider to your Base Policy.

15.	Canceling This Rider You can cancel this Rider at any time. An additional fee applies when this Rider is canceled prior to the end of the Benefit Period, or it ends subject to the terms of Section 5. (No additional fee will apply if the Rider ends subject to the terms of “Changes We Make To Underlying Funds/Asset Classes” under Section 5.) This fee will be calculated as of the date we receive your cancellation request or the Rider ends and will be deducted on the next Monthly Deduction Day. It is shown as the “Cancellation Fee” on the Rider Data Page.

To cancel this Rider, you must send your signed notice to us at our Service Office for variable products or any other location that we indicate to you in writing. This Rider and the GMAB Account will end on the date we receive your request.

16.	When Rider Ends This Rider ends on the earliest of the following:
1.	The date you cancel this Rider; or

2.	The date the Insured (the last surviving Insured for a Survivorship policy) dies prior to the end of the Benefit Period; or

3.	The date the Base Policy ends for any other reason or is surrendered; or

4.	The date this Rider ends, pursuant to the requirements in Section 5; or

5.	On the 10th Policy Anniversary, pursuant to the terms of Section 7; or

6.	The date the Base Policy lapses. If the Base Policy lapses and is subsequently reinstated prior to the 10th Policy Anniversary, this Rider will also be reinstated, provided it has not ended as described in (1) through (5) above.

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER (GMAB)
If this Rider ends, the Benefit Period ends and the GMAB Account Value is zero. No further monthly charges for this Rider will be deducted.
If this Rider ends, the Benefit under this Rider ends, but the provisions of your Base Policy continue in effect until such time as that Base Policy ends under the terms of the contract.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

[	[
Secretary]	President]

POLICY NUMBER — #1[00 000 000]                     INSURED(S) —            #2[JOHN DOE]
GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB)
DATA PAGE
GMAB RIDER EFFECTIVE DATE — #3[02/22/2012]
GMAB FLEXIBILITY OPTION CLASS — #4[LOW]
GMAB MONTHLY CHARGE THAT CAN CHANGE, BUT WILL NOT EXCEED, ON AN ANNUAL BASIS, #5[1.50%] OF THE GMAB ACCOUNT VALUE.
GMAB INTEREST RATE THAT CAN CHANGE, BUT WILL NOT BE LESS THAN, ON AN ANNUAL BASIS — #6[1%].
ADDITIONAL RIDER INFORMATION
SECTION 15 — THE CANCELLATION FEE WILL NOT EXCEED #7[2%] OF THE GMAB ACCOUNT VALUE.
PAGE 2-GMAB                 RIDER DATA       NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION